UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated December 16, 2025

Commission File Number: 001-42939

The Magnum Ice Cream Company N.V.
(Translation of registrant's name into English)

Reguliersdwarsstraat 63
1017 BK Amsterdam
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This report on Form 6-K contains a Stock Exchange Announcement dated December 16, 2025 entitled ‘Director/PDMR Shareholding’.

Director/PDMR Shareholding

The Magnum Ice Cream Company N.V.

(TMICC or the Company)

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES (PDMRS)

The Company notifies the following acquisitions of ordinary shares of EUR3.50 each (Shares) of PDMRs.

Director	Number of Shares
Stacey Cartwright	3,400

This announcement is made in accordance with the requirements of the EU and UK version of the Market Abuse Regulation 596/2014.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Stacey Cartwright
2	Reason for the notification
a)	Position/status	Senior Independent Director/Vice Chair
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	11-DEC-2025	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	New York Stock Exchange - XNYS	USD
	Nature of Transaction		Price	Volume	Total
	Acquisition		14.768	3,400	50,211.20
		Aggregated	14.768	3,400	50,211.20

Enquiries
Media Relations media.relations-tmicc@magnumicecream.com	Investor Relations investor.relations-tmicc@magnumicecream.com

About The Magnum Ice Cream Company

The Magnum Ice Cream Company is the world’s largest ice cream company. With an unrivalled portfolio of brands including global power brands Magnum, Ben & Jerry’s, Wall’s and Cornetto, and with a global fleet of nearly 3 million freezers, our products are available in 80 countries. The company generated €7.9 billion in revenue in 2024. TMICC’s legal entity identifier is 25490052LLF3XH6G9847. For more information, visit The Magnum Ice Cream Company website.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Magnum Ice Cream Company N.V.
(Registrant)

Date: December 16, 2025	/s/ Vanessa Vilar
Vanessa Vilar
Chief Legal Officer